                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 11-K

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                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934
         For the fiscal year ended December 31, 1999.

                                  OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _______________ to _______________.


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                         COMMISSION FILE NUMBER: 1-12164


                 WOLVERINE TUBE, INC. SAVINGS PLAN (the "Plan")
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                            (Full title of the Plan)

                              Wolverine Tube, Inc.
                        1525 Perimeter Parkway, Suite 210
                            Huntsville, Alabama 35806
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          (Name of issuer of the securities held pursuant to the Plan, and the address of its principal executive offices.)

                              REQUIRED INFORMATION

Financial Statements and Exhibits

A) The following statements and schedules are being filed pursuant to the Required Information for the Form 11-K:

         1) Statement of Net Assets Available for Benefits--December 31, 1999 and 1998.

         2) Statement of Changes in Net Assets Available for Benefits--December 31, 1999.

         3)       Schedule of Assets Held for Investment Purposes--December 31,
                  1999.

B)       The following exhibit is filed as a part of this Annual Report:

         Exhibit 23.1      Consent of Independent Auditors

                    Wolverine Tube, Inc. 401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedule
                              (Modified Cash Basis)


                                December 31, 1999
                       with Report of Independent Auditors

                              Wolverine Tube, Inc.
                               401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedule
                              (Modified Cash Basis)

                                December 31, 1999




                                    CONTENTS

Report of Independent Auditors....................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits (Modified Cash Basis).............3
Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)...4
Notes to Financial Statements.....................................................5

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year
(Modified Cash Basis)............................................................10

                         Report of Independent Auditors

Wolverine Tube, Inc.
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Wolverine Tube, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) at December 31, 1999 and 1998, and the changes therein (modified cash basis) for the year ended December 31, 1999, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets held for investment purposes at end of year as of December 31, 1999, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the 1999 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1999 basic financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

June 19, 2000




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

                    Wolverine Tube, Inc. 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)

                                             DECEMBER 31
                                         1999            1998
                                      -----------     -----------
ASSETS
Investments, at fair value            $26,246,982     $23,367,371
                                      -----------     -----------
Net assets available for benefits     $26,246,982     $23,367,371
                                      ===========     ===========


See accompanying notes.

                    Wolverine Tube, Inc. 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)


                                                                   YEAR ENDED
                                                                   DECEMBER 31
                                                                      1999
                                                                  ------------
ADDITIONS
Dividends and interest                                            $  2,453,265

Contributions:
   Participants                                                      3,327,418
   Company                                                           1,510,985
                                                                  ------------
Total additions                                                      7,291,668

DEDUCTIONS
Net depreciation in fair value of investments                         (800,935)
Distributions                                                       (3,611,122)
                                                                  ------------
Net increase                                                         2,879,611

Net assets available for benefits at beginning of year              23,367,371
                                                                  ------------
Net assets available for benefits at end of year                  $ 26,246,982
                                                                  ============


See accompanying notes.

                    Wolverine Tube, Inc. 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1999


1. DESCRIPTION OF THE PLAN

The following description of Wolverine Tube, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Wolverine Tube, Inc. (the Company) with eligibility based on hire date and entry available quarterly. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year participants may contribute up to 20% of annual pretax compensation, as defined in the Plan. The Company contributes 75% of the first 3%, and 40% of the next 2%, of the participants' contribution. Effective January 1, 1999, the Plan began allowing participants to make after-tax contributions to the Plan.

Upon enrollment, participants may direct employee and Company contributions to any of the Plan's fund options. Participants may change their investment options at any time.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

                    Wolverine Tube, Inc. 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-3 years or up to 13 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably though monthly payroll deductions.

PAYMENT OF BENEFITS

Distributions to participants, or beneficiaries, take place upon the employee's separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan (including legal, accounting and trustee fees) are paid by the Company.

                    Wolverine Tube, Inc. 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the modified cash basis of accounting which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

INVESTMENT VALUATION

Except for the Guaranteed Interest Account, the Plan's investments are stated at fair value. The fair values of the shares owned by the Plan in the collective investment funds are based on quoted redemption values on the last trade date of the Plan Year. The money market fund is valued at cost, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Guaranteed Interest Account are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts held by the Guaranteed Interest Account at December 31, 1999 and 1998 was $4,977,485 and $4,059,776 respectively. The average yield of the Guaranteed Interest Account was approximately 5.5% and 6.0% in 1999 and 1998, respectively. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 5.5% and 6.0% at December 31, 1999 and 1998, respectively.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

                    Wolverine Tube, Inc. 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain amounts in the financial statements for the year ended December 31, 1998 have been reclassified to conform with 1999 presentation.

3. INVESTMENTS

The Plan's investments are held by Prudential Mutual Fund Management, Inc.

During 1999, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Common stock                                         $(182,417)
Pooled separate accounts                              (618,518)
                                                     ---------
                                                     $(800,935)
                                                     =========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                  1999               1998
                                               ----------         ----------
Prudential Equity Fund                         $6,837,366         $6,865,602
Prudential Utility Fund                         6,462,834          7,563,913
Prudential High Yield Fund                             --          1,359,408
Prudential Guaranteed Interest Account          4,977,485          4,059,776
Participant Loans                               1,952,402                 --

                    Wolverine Tube, Inc. 401(k) Savings Plan

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. PLAN SPONSOR EVENTS

In 1999 and 1998, the Company has undergone restructuring and reorganization plans that have resulted in the closing of facilities and the downsizing of its workforce. Based on these events, the number of plan participants has decreased from 1,764 in 1998 to 1,386 in 1999.

6. SUBSEQUENT EVENTS

Pursuant to the merger of the Tube Forming, Inc. Employees 401(k) Savings and Retirement Plans and the Small Tube Products Co., Inc. 401(k) Retirement Plan (the "Plans") into the Plan, the net assets of the former Plans were transferred into this Plan on January 1, 2000. As of January 1, 2000, the Plan changed its trustee from Prudential Mutual Fund Services, Inc. to CIGNA Retirement Services, Inc.

                    Wolverine Tube, Inc. 401(k) Savings Plan
                                (Plan Number 003)
                   (Employer Identification Number 63-0970812)

                               Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year
                              (Modified Cash Basis)

                                December 31, 1999


         (B) IDENTITY OF ISSUE,     (C) DESCRIPTION OF INVESTMENT,
          BORROWER, LESSOR, OR       INCLUDING MATURITY DATE, RATE    (E) CURRENT
  (A)        SIMILAR PARTY        OF INTEREST, PAR OR MATURITY VALUE     VALUE
----------------------------------------------------------------------------------

          Common stock:
   *      Prudential Mutual Fund
            Services, Inc.             Wolverine common stock         $    452,993

          Pooled separate accounts:
   *      Prudential Mutual Fund       Government Securities Trust
            Services, Inc.               Money Market Series             1,225,153
                                       Equity Fund                       6,837,366
                                       Utility Fund                      6,462,834
                                       High Yield Fund                   1,201,706
                                       U.S. Government Fund                567,585
                                       Guaranteed Interest Account       4,977,485
                                       Series Index Stock Fund             302,345
                                       Global Fund                         318,609
                                       Small Company Equity Fund           716,722
                                       Multi-Sector Fund                       272
                                       Equity Income Fund                   33,627
                                       Jennison Fund                       826,158
                                       Emerging Growth Fund                371,725

          Participant loans            Interest rates range from
                                         7.2% to 11.0%                   1,952,402
                                                                      ------------
                                                                      $ 26,246,982
                                                                      ============

*   Parties-in-interest

Column (d) has not been presented as this information is not applicable.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.


                                    WOLVERINE TUBE, INC. SAVINGS PLAN



                                        /s/ James E. Deason
                                        ----------------------------------------
                                    By: James E. Deason
                                        Plan Trustee

Date:    June 27, 2000

                                    FORM 11-K

                                INDEX TO EXHIBITS




    EXHIBIT NO.                DESCRIPTION                             PAGE NO.
    -----------                -----------                             --------

       23.1                    Consent of Independent Auditors